Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is an organizational announcement that was distributed to Peoples Energy employees via email on October 9, 2006.

Date: October 9, 2006

To: WPS Resources and Peoples Energy Employees:

From: Larry Weyers

Subject: Presenting the NewCo Organizational Structure

On behalf of the Transition Committee, I am pleased to announce the organizational structure for the proposed new company that will be created, pending necessary approvals, when the WPS/Peoples Energy merger is completed; and also to explain the principles that the Committee followed in designing the new organization.

At the outset, I recognize that everyone wants to know where their function and position fits into the new company. Because the organizational design process will take several months to complete, we don’t have all the positions identified, but we have identified leaders who will hold many of them.

For that reason, and consistent with my commitment to provide information to you on a timely basis, we are unveiling NewCo’s structure and many of the key positions to address your questions and concerns.

We welcome your questions and I will update you periodically as we continue this important staffing process in the months ahead.

Completely New Structure

It’s important for everyone to understand that NewCo’s organizational structure will be completely different from that of either WPS Resources or Peoples Energy.

Our goal has been to create a new entity, one that creates a new, efficient and effective organization that best meets the needs of all our customers, both regulated and non-regulated, in all of our locations.

In addition, we wanted the new structure to promote full integration of the two companies and their cultures. Our staffing plan draws from the leadership talents of both companies.

This means that the various functions of the new organization may fall under a new area, have new names or new service descriptions. In addition, you may find that current leaders will take on a new role in a different part of the organization or that a new leader has been selected to run an existing part of the new organization.

Don’t Forget the Big Picture

We realize that it may be confusing and disconcerting as you try to figure out where you fit into the overall organization. But remember: This is a process that is affecting all of us. When completed, NewCo - with its broadened range of services and geographic reach - will create many new opportunities, some of which you may be asked to help us define.

I can tell you without hesitation that we will be looking throughout both organizations for the right people who are best qualified to fill those positions so we can continue to serve the needs of all our stakeholders: employees, customers, and shareholders.

How NewCo’s Organizational Structure Was Developed

To recommend the best way to integrate the operations of WPS and Peoples Energy into a single, successful organization, the Transition Committee’s Organizational Design (OD) Team looked at both companies’ current structures and researched how other companies are set up.

The final decision was to build the NewCo organizational structure around three distinct entities, each of which has a particular focus:

1.
The holding company will oversee and manage the entire organization. It is the holding company that will interact with the board, take the new name and be the public company listed on the New York Stock Exchange.

2.	The operating companies deliver services to our customers and compose four operational groups that are described in further detail below.

3.	The services group, which is divided into two main areas - the services company (ServCo LLC), and the external affairs group.

Although it seems complex at first glance, the OD team selected this structure because it met specific criteria. The new organizational model:

• Facilitates greater synergy among all parts of the organization by combining similar services;
• Increases the speed, and ease of implementation, while decreasing the costs;
• Makes it easier to provide cost allocation information to regulators and government officials;
• Clarifies organizational roles and accountabilities and establishes clear P&L accountability;

• Promotes efficient and effective organizational performance because, in most cases, operational services will be closer to their operating units, and nearly all similar services will be combined;
• Aligns with the overall corporate strategy of growth through acquisition; and,
• Promotes customer focus and operational excellence by elevating the customer relations function in the gas business, and keeping the operational support functions close to the responsible executives.

In More Detail: NewCo’s Organizational Structure

To help you better understand the specific functions that fall within each part of the new company, here is an overview of each area:

Holding Company

The new Holding Company will manage the overall financial operations of the company, human resources, corporate governance, and corporate development and strategic planning.

We are in the process of finalizing a name for the Holding Company, which we will announce soon. We are also developing a branding platform, including logo and graphics for the holding company, which we will share as it is developed.

Note: The new name will apply only to the holding company. The utility companies will retain their current names and brand identity, and the new nonregulated company will take a name that is complementary to the holding company name (See Operating Companies section below).

The Operating Companies

There will be four operational groups reporting to the Holding Company:

1.	Peoples Energy Production: concentrates on acquiring proven, onshore reserves - primarily natural gas - with upside potential in a limited number of strategic basins.

2.
NewCo Gas Group: including Peoples Gas, North Shore Gas, Minnesota Energy Resources Corp, and Michigan Gas Utilities Corp. Other functions within this subsidiary include Gas Services and Customer Relations;

3.
Wisconsin Public Service Corporation including Upper Peninsula Power Co. and the following functional areas -- Energy Supply Generation, Energy Delivery, Fuels Management, Generation Planning, Energy Supply & Control, Transmission, and Major Projects. WPSC will remain an integrated electric and natural-gas provider because there are more synergies to be gained this way than if it were separated.

4.	NewCo Non-Regulated Group: including WPS Energy Services, Inc. (ESI), Peoples Energy Services Corp (PES), and Peoples Energy Resources Corp. (PER).

As I mentioned above, each regulated subsidiary and Peoples Energy Production will retain its current name and brand identity. We made this decision because we want to make it very clear to our customers that they will continue to receive the services from the people they know and trust.

The Services Group

This group provides the infrastructure and central support services to the entire organization, including the operating company and the four operational groups.

The Service Company (ServCo LLC) includes risk management, finance and accounting, human resources, legal, IT, as well as supply chain, environmental and administrative services; and the External Affairs Group includes regulatory affairs, government relations and community affairs, and corporate communications.

Introducing NewCo Leadership

As defined by the OD team, Level 1 is the President and CEO; Level 2 includes my direct reports; and Level 3 leaders report to them. As of today, we have defined the Level 2 leaders and several of the Level 3 leaders. Over the next few months, they will work through a process to complete the Level 3 staffing and then staff Level 4 and beyond.

The leaders announced today were selected through a six-step assessment and selection process developed by my team and me, with support from Human Resources leaders from both companies, and the HR Horizontal Support Team.

Moving forward, every position across the new organization will be filled using this process to ensure all eligible candidates are considered from both organizations. There will be no exceptions. We will share more information about this process as we begin to fill positions below the Level 3 leaders described above.

For today, however, I’d like to introduce some of the leaders who have been selected to help run the NewCo organization:

The Level 2 leaders are:

Holding Company:
• Senior Vice President and Chief Financial Officer: Joe O’Leary
• Corporate Secretary and Chief Governance Office: Peter Kauffman
• Senior Vice President and Chief Human Resources Officer: Bud Treml
• Executive Vice President and Chief Development Officer: Phil Mikulsky

Operating Companies:
• President, Peoples Energy Production: Steve Nance
•  President and Chief Operating Officer: NewCo Gas Group: Larry Borgard
•  President of Wisconsin Public Service Corporation.: Charlie Schrock
•  President, NewCo Non-Regulated: Mark Radtke

Services Group:
•  Executive Vice President, External Affairs: Tom Meinz
•  President, Service Company (ServCo LLC): Tom Nardi

The Level 3 leaders that have been selected to date include:

Holding Company:
•  Vice President, Development: Boris Brevnov

Operating Companies:
•  President, Peoples Gas; and President, North Shore Gas: Desiree Rogers
•  President, Minnesota Energy Resources Corp.: Chuck Cloninger
•  President, Michigan Gas Utilities Corp.: Gary Erickson
•  Vice President, Energy Supply (Generation): Terry Jensky
•  Senior Vice President, Energy Delivery: Barb Nick
•  Director, Fuels Management: Karen Kollman
•  Vice President, Major Projects: Dave Harpole
•  Director, Energy Supply and Control: Paul Spicer
•  Vice President, Transmission: Bill Bourbonnais
•  Director, Generation Planning: Tom Smies

Services Group (The Services Company and External Affairs):
•  Vice President, Legal Services and Chief Compliance Officer, the Services Company: Barth Wolf
•  Vice President, Regulatory Affairs, External Affairs: Jim Schott
•  Vice President, Government Relations and Community Affairs, External Affairs: Rod Sierra

As you can see, our Level 3 leadership is not yet complete. In the coming weeks, the Level 2 leaders and I will identify and interview qualified candidates from both companies to fill these positions. We will continue to keep you updated as new information becomes available.

What’s Next?

As we’ve said many times, until the WPS Resources/Peoples Energy transaction receives regulatory and shareholder approval and the deal closes, nothing changes. All employees will remain in their current positions, including the new leadership listed above, until the merger is finalized later this year or early next.

It is essential to remember, especially as we enter our busiest season at the gas utilities, that our primary focus until the merger is finalized is to continue delivering high-quality services to our customers.

In the meantime, we will continue developing the organizational structure and identifying and interviewing qualified candidates to fill open positions. As we move down through the organization, this process will continue even after the merger is finalized.

When Changes Do Happen…

Assuming the merger is approved and finalized, we will transition to the NewCo organizational structure. Our new leaders will assume their positions, and the two companies will begin operating as one. Systems and processes will be merged and functions streamlined as quickly as possible to ensure the company operates efficiently and effectively. This is the work our Integration Teams are preparing now.

At that time, some employees may experience very little change, while others will experience significant change. For those employees whose jobs are affected as a result of the merger, we will provide appropriate support services (such as the special severance plan announced recently) to ease their transition.

Let Us Build Our New Company Together

We are making every effort to build our new company together - with input from both WPS Resources and Peoples Energy. We are carefully and systematically moving forward to build the new organization, and are hitting the important milestones as promised last July.

At the same time, we understand the challenges that lie ahead, and also how difficult it can be to maintain focus when faced with uncertainty and change. Our commitment to you is to continue sharing this kind of information on a regular basis. In return, we ask that you participate in the process by continually seeking out new information, asking questions, and sharing your ideas.

For more information about the NewCo organizational structure, you can speak directly with your leader or manager. You can also access the information available on PowerNet and PeoplesNet. And you can submit questions to transition@wpsr.com or via the “Answers to Your Questions” link on PeoplesNet.

Three months into the transaction process, I am enormously pleased and impressed with the talent that resides in both organizations and the cooperation and teamwork I have seen between our two companies. It gives me great confidence in our combined future, and in our ability to create one of the country’s leading energy companies.

Forward-Looking Statements
-----------------------------------
This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------------
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
------------------------------------------------
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
--------------------
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.